New York Headquarters	Mr. Alexander E. Parker
1185 Avenue of the Americas, Floor 3	Senior Managing Director
New York, N.Y. 10036	E. alexander.parker@buxtonhelmsley.com
T. +1 (212) 951-1530
F. +1 (212) 641-4349

VIA REGISTERED U.S. POSTAL MAIL AND ELECTRONIC MAIL
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July 7, 2021

Broadridge, Inc.	Mr. Richard Daly, Executive Chairman
1155 Long Island Avenue	Mr. Chris Perry, President
Edgewood, N.Y. 11717	Mr. Tim Gokey, Chief Executive Officer

Board of Directors - All Members	Mr. Angus Russell, Chairman
Mallinckrodt Plc.	Mr. Mark Trudeau, Director
53 Frontage Road, Shelbourne Building	Mr. David Carlucci, Director
Hampton, N.J. 08827	Mr. J. Martin Carroll, Director
Mr. Paul R. Carter, Director
Mr. David Norton, Director
Ms. Anne C. Whitaker, Director
Ms. Joann Reed, Director
Mr. Kneeland Youngblood, Director
Mr. Carlos V. Paya, M.D., Ph. D., Director

Office of the Director of Corporate Enforcement	Ms. Marian Lynch
16 Parnell Square	Ms. Xana McCarthy, Investigator
Dublin 1	Ms. Suzanne Gunne, Enforcement Lawyer
D01 W5C2, Ireland	Mr. Ian Drennan, Director of Corporate Enforcement

Re:  Notice of Election Rigging by Directors and Management - Mallinckrodt Plc. (2021 Annual General Meeting)

Broadridge, and Ladies and Gentlemen of the Board:

This letter is primarily being addressed to Broadridge, due to their retention as the trusted inspector of elections for the Mallinckrodt Plc. (the "Company") 2021 Annual General Meeting.  This letter is also being sent to Ireland's Office of Director of Corporate Enforcement, to add to their continued, growing investigation case file on the Company.  In short, I am absolutely appalled and revolted that you, the board of directors (the "Board") of this Company, would even attempt certification of this election, its proposals, and its possible results as anything even near certifiable or a fair and genuine democratic process initiated by this Board.

While I know you, the Board, are only holding this meeting because you know you are obliged to under the Companies Act of 2014 (the "Act"), § 175 (statutorily mandating annual general meetings be held no further than 15 months apart, with the scheduled August 13, 2021 shareholder meeting being exactly 15 months since the last), I very much doubt that you told Broadridge, at the time you engaged them to hold such an important title as inspector of elections, that you filed for and were granted an actual restraining order (yes, Broadridge, a formal restraining order issued by a court) to allow yourselves (fiduciaries of this Company) to hold all of your dissident shareholders (you lumped the entire dissident shareholder base under the enclosed injunction, as can be seen in the highlighted part of Exhibit A, § 6) in literal contempt of court if they attempt to displace/remove yourselves, submit shareholder proposals to nominate new directors, submit shareholder proposals to remove/dismiss any of you, submit any other matters to be acted on by shareholders, etc.

You, the Board, did not disclose to the court that, after you would attempt to block (and successfully blocked) your entire shareholder base from calling a shareholder meeting (directly your words, "to  enjoin the shareholder meeting") because it would cause such "irreparable harm" (again, your words, not mine), that you would then turn around and attempt to hold such a tampered democratic election (much sarcasm) under such iniquitous pretenses and attempt to certify its results as legitimate, once you already made it illegal for your shareholders to displace directors (vote against them), nominate alternatives, etc., rigging the meeting and its election results before it even began.  Never have I seen a case where a court has allowed a company to block a shareholder meeting, then allow them to run a rigged election (where shareholders are only legally allowed to vote for directors, and not against them, or otherwise be held in contempt of court) and allow them to falsely certify the election as legitimate re-election of directors.  To say your scheme is a sham, is an understatement.

You think you have a certifiable election when you make it illegal for your entire dissenting shareholder base to displace you, with an ultimate possible consequence of having them thrown in jail (as a possible result of being held in contempt of court) if they do?  You, our Board, obtained the enclosed/referenced injunctive order in a foreign court (a U.S. court, not versed in Irish law) because it was completely illegal in your country of incorporation (the Act, § 212 explicitly prohibits and deems minority shareholder oppression by the directors to be illegal, with no exception).  In Re Colonia Insurance (Ireland) Ltd [2005] 1 IR 497, the High Court of Ireland also explicitly prohibits coercion of stakeholders as part of the origination of and bringing forth a "scheme of arrangement" for potential sanctioning by the High Court of Ireland, making any element of coercion a criterion for immediate disqualification of any such proposed "scheme", yet you continue to spend millions per month on a reorganization attempt you know is already entirely invalid, and then attempt what would be an entirely invalid election to renew your directorships as well...  You coerced far beyond The Buxton Helmsley Group, Inc. (hereinafter, "BHG") with your injunctive order, so do not make another desperate claim that your injunctive order was to stop only BHG's actions to "frustrate" your reorganization process that is fraught with violations of Irish law.  The fact that you settled on the injunction shows that your claims against BHG were a mere façade of your actual intentions/motives with your "adversary" suit initiated to restrain your entire shareholder base (far beyond BHG).  You used BHG as a scapegoat to put forth a hidden agenda.  Your goal of coercing and literally restraining all opposing shareholders could not be clearer with your enclosed, purposely vague injunctive order, and especially when you see Section 6 of that injunctive order (again, included as Exhibit A).  Your injunctive order against your dissident shareholders covers genuine, lawful acts by the directors, but BHG has the right to speak up about such a dishonest attempt by the Company, its directors, and management, to knowingly attempt the certification of such a completely rigged election.  If you hold some sham of an election at this point, do not mislead people that it is some legitimate democratic process, as it is not.

Off the bat, given the restraining order included as Exhibit A, your proposed voting ballot is automatically invalid, since you precluded your shareholders (far beyond just BHG) from including absolutely any proposals (from Exhibit A, § 1(c), prohibiting proposition of "any matters to be acted upon by Mallinckrodt shareholders").  The ballot is completely invalid and uncertifiable, from the start.  Then, if you took a vote of the shareholders on the proposals that you did include, it is then further without question that your voting results are (again) uncertifiable, given you have led shareholders to now believe it is illegal to vote against you through your injunctive order coercing your constituency (Exhibit A, § 1(e), prohibiting "any action seeking to remove, replace, nominate, appoint, elect or interfere with the election of any directors or officers of any Debtor"), threatening to ultimately, possibly send any violating shareholders to - again - the actual "clink" (a possible consequence of someone being held in contempt of court).  You have incurably influenced your election through irreversible coercion to ensure you retain your positions and have entirely disrupted the democratic processes as such.  To represent your attempted "democratic process" of an election now as genuine is absolutely, entirely fallacious.  Your influence and coercion is entirely fatal to the legitimacy of any election.  As I identify in my last letter to the Board, while you characterized your injunctive order as a "consent" order, "consent" under coercion is not "consent" (again, refer to my example of a streetside robbery) - you are the misleading ones when you represent "consent" under duress as such.  Beyond that "consent" issue, you lumped the entire shareholder base under the injunction, yet no other shareholders "consented" to the injunction, yet you have filed with a court that all dissident shareholders (acting in "concert") are covered under the injunction, and so that is now what your shareholders believe (that is, those who even know about the injunction, as shareholders were not properly served a copy of it).  It is now too late to make any modification of the order or to attempt clarity, as you have already endlessly confused, frightened, and mislead your shareholder base.  You do not think that your shareholders now believe that if they were to somehow vote you out, that you would not initiate litigation against those "adversaries" (how you classified BHG in your "adversary complaint") that voted against you?

I will add, if BHG's established 13D group, and those who are like-minded, but not a part of that official group (yet, acting in "concert", so therefore governed under the enclosed injunctive order), were able to put forth clearer resolutions to be acted upon (given, that the shareholder base of the Company, now an OTC security, is not institutional dominantly, and therefore less sophisticated), you undeniably could get a completely different result.  You also could undeniably get a completely different result if those shareholders in BHG's established 13D group, and those who are like-minded, but not a part of that official group (yet, acting in "concert", so therefore governed under the enclosed injunctive order) were not precluded from including a proposal to not only dismiss directors one-by-one, but all directors for cause with immediate replacement as of the time of the shareholder meeting (as BHG originally intended).  You have purposely altered/precluded resolutions from being brought forth, and therefore have restricted the voice of your shareholders to undeniably limit the possible results of your "election" in your favor (the fact that shareholders could not submit a proposal to dismiss all directors for cause is proof).

You are in no position to hold absolutely any certified election at all, given your coercion of those whom you have a fiduciary duty to, and active restraining orders against them to ensure you remain in your positions.  Even if you lift that injunctive order today, your annual general meeting is invalid, given your restraining order prohibited your entire constituency from including numerous types of proposals, that could have provided clearer avenues to achieving the goals of this shareholder base (if, that is, we were able to voice ourselves, which we have been muzzled from doing).  Even if you, our Board, removed the restraining order, and resubmitted a proposed ballot with shareholder proposals you previously precluded from being submitted by shareholders, you still have a completely uncertifiable election, given your already-committed coercion of your constituency, which there is no way to certify will not have skewed voting results thereafter as a result of the fear you have instilled into and the forceful manipulation of those you have a fiduciary duty to.  While not being able to hold an annual general meeting will render you in complete violation of the Act, §175, that is no one's fault but your own.  Your attempt to hold this annual general meeting with a vote of the shareholders is your further admission that you have no right to strip the rights and voice of your shareholders throughout this reorganization you are attempting, yet you already have with your injunctive order.  Again, you have stripped the rights of shareholders far beyond BHG with your injunctive order, so do not claim for one second it was because of your absolutely desperate allegations against BHG for speaking up about your numerous violations of Irish law and our corporate governance rules, and BHG being forced to take matters into their own hands because this Board refused to speak with their shareholders (even before filing your Chapter 11 petition, BHG had communicated with the Board, and received no response).  You, our Board, are attempting to enter an election cycle as if you are the leaders of China or North Korea, and I think if you ask the High Court of Ireland or the Office of Director of Corporate Enforcement in Ireland (again, who is already investigating you), you do not have the right to turn this company into such a virtual oligarchy.

Let me be clear that, while you cannot hold an annual general meeting because it would be completely invalid and uncertifiable at this point due to your already committed, incurable violations of Irish law, I am not telling you, the Board, to leave.  In fact, BHG and its clients are of the position (now, that you have been so hostile with your shareholders) that we think it would be best you stay in place, as we believe you need to defend your actions before the High Court of Ireland as to what you have done in the United States behind Ireland's back.  BHG refuses to make any attempt to displace you (including, voting against directors) before you get your chance to face the "music" that you "composed" at your own free will with your endless, and growing, violations of law and your fiduciary duties.  As much as we know the injunctive order in place against shareholders is illegal under the Act, § 212 (prohibiting the oppression of minority shareholder interests/rights, with no exception), we are going to respect the order and abide by it by not voting you out.  You have, however, coerced BHG into not speaking with other shareholders (it would be too risky, given the injunction) to inform them that they are not legally allowed to vote against directors, so you kind of shot yourself in the foot there (a way BHG could have helped you stay in place, actually).

BHG sees no other possible option but for the Company to file a motion with the U.S. District of Delaware Bankruptcy Court, to give it some excuse to further flout Irish law (now, the Act, § 175, though there is no exemption/exception, just like the Act's § 212, prohibiting minority shareholder oppression), but we simply cannot rest silent without speaking up (though, after this letter, we have said all that we need to for the remainder of this Chapter 11 case) about this Company's attempt to certify the authenticity of a knowingly deceptive/untrue election, as though its results (and, from the start, its ballot) were not intimately interfered with and manipulated as a result of the Company's already previous flouting of the Act, § 212, and that any results would be certifiable as some genuine, freely democratic process initiated by this Board.  It is legally impossible to maintain compliance with the Act, § 175 (requiring democratic annual meetings/elections being held no further than 15 months apart, with no exception), when you already have such incurable violations of the Act, § 212 (explicitly prohibiting the oppression of minority shareholder interests/rights, with no exception).  The only reason any of your claims in your "adversary complaint" against BHG even exist, are because of your defiance to merely even speak with your shareholder base, whom you never lose your fiduciary duty to (see Systems Building Services Group Limited [2020], where the High Court of Ireland ruled that directors' fiduciary duties to all stakeholders in the capital structure survive even absolute insolvency).

As a few critical points for the Board (and Broadridge) to be aware of as great issue within your proxy statement filing on Friday, July 2, 2021 (the "Proxy Filing"):

1. You, the Board, admitted guilt in violating our ongoing equity retention requirements, by stating in the Proxy Filing that "on November 3, 2020, the Board of Directors waived compliance with the stock ownership guidelines for the duration of the Chapter 11 Cases."  First, you misrepresent those corporate governance rules cited in that sentence from the proxy statement you just filed as a "guideline", when they are not a guideline, but a firm "requirement" in the compensation plan rules you agreed to adhere to.  You affirm they are a requirement in the previous sentence, yet you use "guideline" in the next sentence.  Those two words are far from the same, and completely contradictory (with completely different meanings), in an attempt to further cover up your mess.  You want to talk about an inaccurate and misleading proxy statement?  You also do not disclose that not one director or officer was compliant with those ongoing equity retention "requirements" as of the time of Chapter 11 filing (October 12, 2020, which is nearly a month before you "waived" your obligations), and far before that for nearly all of you.  You did all the work in proving that violation yourselves, with an explicit, textual admission.  Just when I do not think you could dig your hole deeper, you do it yet again.  Shareholders would, further, likely think quite differently of you if they had the whole story, that not one of you were in compliance with those "requirements" well before you "waived" them for your personal convenience (very few non-institutional investors know what a Form 4 is, let alone how to read one, and you all are preying on that).

2. You do not disclose in the Proxy Filing that numerous types of shareholder proposals were precluded from being included as a result of the injunctive order against your entire dissident shareholder base (you made it clear you would have served any shareholder with that order if they attempted to include a proposal, such as dismissing all directors for cause, to replace them at the shareholder meeting, with your reliance on Exhibit A, § 6).  You, further, do not even disclose the injunctive order itself, that it even exists, and its possible effects on the outcome of any election being had.

3. You state on page 23 of the Proxy Filing that "as provided in its charter, the Governance and Compliance Committee will consider nominations submitted by shareholders".  Are you joking?  You made it very clear you would not be accepting any proposals of nominations by any shareholder in the injunctive order (see Exhibit A, § 1(e), prohibiting "any action seeking to remove, replace, nominate, appoint, elect or interfere with the election of any directors or officers of any Debtor"), and would (with your injunctive order) hold shareholders in actual contempt of court if they submit nominations.  You, therefore, admit guilt in breaching our corporate charter.

4. On page 26 of the Proxy Filing, you state that "the Mallinckrodt Guide to Business Conduct prohibits any employee from retaliating against anyone for raising or helping to resolve an integrity question".  Again, are you joking?  You literally sued BHG for raising integrity questions, that you not only did not resolve, but refused to (and still refuse) to answer.  Not only did you sue BHG, but you labeled us an "adversary" for raising such issues/questions, when you are our elected fiduciaries that are legally obligated to report to us.  You do not disclose in the Proxy Filing that you breached your "Guide to Business Conduct" by suing those raising integrity questions.  Now, we are raising a major concern of integrity of this election (the ultimate pillar of the integrity of a democracy), yet - let me guess - you will retaliate again, in total violation of the "Guide to Business Conduct" you cited in the proxy statement?  I am not voting against your directors because I am not allowed to (no matter how illegal it is to bar me from doing so, under Irish law), but I can speak up that this election cannot be falsely certified as legitimate, as it is not.

5. On page 66 of the Proxy Filing, the Company states that "we are not aware of any reason why any of the nominees will not be able to serve if elected".  Do I need to ask, again, are you joking?  Perhaps, they will not be able to serve, because you are attempting to run an inherently rigged, and therefore invalid, election.  Further, maybe they will not be able to serve because they will be disqualified as a result of oppressing their entire minority shareholder base in complete violation of the Act, § 212 (prohibiting "powers of the directors … being exercised in a manner oppressive to … any of the members)?  And there are numerous other reasons.  But, guess what… you do not disclose them.

This letter will be filed with the High Court of Ireland as evidence when the company opens a case there to attempt entering the Irish examinership process and/or approval of their completely invalid and illegal "scheme of arrangement".

Very Truly Yours,

Alexander Parker

Senior Managing Director

The Buxton Helmsley Group, Inc.